Exhibit 3.1

STRICTLY CONFIDENTIAL

FINAL FORM

CERTIFICATE OF INCORPORATION

OF

ISOS ACQUISITION CORPORATION

ARTICLE I
NAME

The name of the corporation is Isos Acquisition Corporation.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

The Corporation is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock”, “Class B Common Stock” (together with the Class A Common Stock, the “Common Stock”) and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 2,400,000,000, divided into: (a) 2,000,000,000 shares of Class A Common Stock, having a par value of $0.0001 per share, (b) 200,000,000 shares of Class B Common Stock, having a par value of $0.0001 per share, and (c) 200,000,000 shares of Preferred Stock, having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	DEFINITIONS.

1. “Atairos” shall mean A-B Parent LLC, a Delaware limited liability company.

2. “Bowlero Legacy Stockholders” shall mean TS and Atairos.

3. “Business Combination Agreement” shall mean that certain Business Combination Agreement, dated as of July 1, 2021 (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and between the Corporation and Bowlero Corp., a Delaware corporation.

4. “Cause” shall mean, in the case of the Founder, “Cause” as such term (or a term of substantively similar meaning) is defined in the written employment agreement between the Founder and the Corporation or any of its subsidiaries in effect at the applicable time or, if the Founder does not have an employment agreement in effect with the Corporation or any of its subsidiaries as of such time, the written employment agreement most recently in effect between the Founder and the Corporation or any of its subsidiaries.

5. “Disability” shall mean a permanent and total disability such that the Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

6. “Effective Time” shall have the meaning set forth in the Business Combination Agreement.

7. “Family Member” shall mean any spouse, registered domestic partner, descendant (including any adopted descendant), parent, parent of the spouse or domestic partner of a natural person or any lineal descendants of any of the foregoing (including any adopted descendant).

8. “Founder” shall mean Thomas F. Shannon, a natural person.

9. “Independent Directors” shall mean members of the Board of Directors who are not the Founder, a Permitted Transferee, an affiliate of the Founder, an officer or other employee of the Corporation or its subsidiaries (provided, that a director shall not be considered an officer or employee of the Corporation solely due to such director’s position as a member of the Board of Directors or the board of directors or similar governing body of one or more subsidiaries of the Corporation) or any director nominated by TS pursuant to the Stockholders’ Agreement.

10. “Permitted Transferee” means collectively:

a. the Founder;

b. TS so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by TS;

c. any trust of which such the Founder and/or any one or more Family Members of the Founder and/or any organization that is tax-exempt under Section 501(c)(3) of the Internal Revenue Code (but no other persons) are the only current beneficiaries, in each case, so long as the Founder continues to retain exclusive Voting Control over the shares of Class B Common Stock held by such trust; and

d. an entity in which all of the beneficial and economic interests are held, directly or indirectly, by any one or more of the Founder and any one or more Family Members (but no other persons), so long as the Founder continues to retain sole dispositive control and exclusive Voting Control over the shares of Class B Common Stock held by such entity.

11. “Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, dated as of the date hereof (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among the Corporation, TS, Atairos, Founder and Atairos Group, Inc.

12. “Transfer” shall mean (i) the direct or indirect sale, transfer, pledge, assignment, gift, contribution, grant of a lien, or other disposal of any share of Class B Common Stock or any legal or any beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, whether directly or indirectly, including by merger, consolidation or otherwise or (ii) the deposit of any share of Class B Common Stock into a voting trust or entry into a voting agreement or arrangement with respect to any share of Class B Common Stock or the granting of any proxy or power of attorney with respect thereto. A “Transfer” will also be deemed to have occurred with respect to any share of Class B Common Stock beneficially held by an entity or trust if there is a transaction or other event such that the entity or trust ceases to constitute a Permitted Transferee, including the Founder ceasing to retain sole dispositive control (other than in the case of a trust referred to in clause A.10.b of the definition of Permitted Transferee) and exclusive Voting Control over the shares of Class B Common Stock held by such entity or trust. Notwithstanding the foregoing none of the following shall be considered a Transfer:

a. the granting of a revocable proxy to an officer or director of the Corporation at the request of the Board of Directors and approved by the Independent Directors in connection with actions to be taken at an annual or special meeting of stockholders;

b. the pledge of shares of Class B Common Stock or granting a lien with respect thereto by a stockholder that creates a security interest in such shares pursuant to a bona fide loan or indebtedness transaction with a bona fide financial institution for so long as such stockholder continues to exercise sole dispositive control and exclusive Voting Control over such shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer;

c. the entering into, or reaching an agreement, arrangement or understanding regarding, a support, voting, tender or similar agreement or arrangement (with or without a proxy) in connection with a merger, asset transfer, asset acquisition or similar transaction approved by the Board of Directors;

d. the entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with a broker or other nominee pursuant to which the holder entering into the plan retains exclusive Voting Control over the shares; provided, however, that a Transfer of such shares of Class B Common Stock by such broker or other nominee shall constitute a “Transfer” at the time of such Transfer; and

e. the entry into any legally binding contract or other arrangement providing for the Transfer of any share of Class B Common Stock during the period between (i) the entry into such contract or other arrangement and (ii) the settlement of such Transfer; provided that (x) the Founder continues to retain sole dispositive control and exclusive Voting Control over such shares of Class B Common Stock prior to the settlement and (y)  the settlement shall constitute a “Transfer” at the time of such settlement.

13. “TS” shall mean Cobalt Recreation LLC, a Delaware limited liability company.

14. “Voting Control” shall mean the power to vote or direct the voting of the applicable voting security by proxy, voting agreement or otherwise.

B.	COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time. Except as may otherwise be provided in this Certificate of Incorporation or by applicable law, each share of Class A Common Stock and each share of Class B Common Stock shall have identical powers, preferences and rights.

2. Voting. Except as otherwise provided in this Certificate of Incorporation or expressly required by applicable law, (a) each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter, and (b) each holder of Class B Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to ten (10) votes for each share of Class B Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the Class A Common Stock and the Class B Common Stock shall vote together as a single class. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Conversion of Class B Common Stock.

a. Right to Convert. At any time, any holder of shares of Class B Common Stock, at the option of such holder, may convert any share of Class B Common Stock held by such holder at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one (1) share of Class A Common Stock.

b. Automatic Conversion. Each outstanding share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the earliest to occur of (i) the Founder ceasing to beneficially own (including by or through an entity), at or following the Effective Time, at least ten percent (10%) of the number of shares of Common Stock issued and outstanding at such time, (ii) the death or Disability of the Founder, (iii) the Founder’s employment as Chief Executive Officer being terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction) (or the cessation of the Founder’s employment as Chief Executive Officer for any reason, and following such cessation, circumstances existed when the Founder was employed as Chief Executive Officer that would have entitled the Founder to be terminated for Cause (as determined by final, non-appealable judgment of a court of competent jurisdiction)) and (iv) the fifteen (15) year anniversary of the Effective Time (the earliest such date, the “Class B Mandatory Conversion Time”).

c. Transfers. Any share of Class B Common Stock shall automatically convert into one (1) share of Class A Common Stock upon the Transfer of such share of Class B Common Stock other than to a Permitted Transferee.

d. Mechanics of Conversion.

i. In the event of an optional conversion pursuant to Section B.3.a of this Article IV, before any holder of Class B Common Stock shall be entitled voluntarily to convert the same into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Class B Common Stock being converted. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted, or, if the shares are uncertificated, immediately prior to the close of business on the date that the holder delivers notice of such conversion to the Corporation’s transfer agent, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

ii. If the conversion is in connection with the automatic conversion provisions set forth in Section B.3.b or Section B.3.c of this Article IV, such conversion shall be deemed to have been made (i) in the case of Section B.3.b of this Article IV, at the Class B Mandatory Conversion Time, and (ii) in the case of Section B.3.c of this Article IV, on the applicable date of Transfer, and the persons entitled to receive shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class A Common Stock as of the applicable date, and, until presented for transfer, certificates (if any) previously evidencing shares of Class B Common Stock shall represent the number of shares of Class A Common Stock into which such shares were automatically converted. Shares of Class B Common Stock converted pursuant to Section B.3.a, Section B.3.b or Section B.3.c of this Article IV shall be automatically retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

e. Policies and Procedures. The Board of Directors, or a committee thereof, may, from time to time, establish such policies and procedures, not in violation of applicable law or this Certificate of Incorporation, relating to the conversion of shares of Class B Common Stock into shares of Class A Common Stock as it may reasonably deem necessary or advisable. The Corporation may, from time to time, require that a holder of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of shares of Class B Common Stock and to confirm that a conversion to shares of Class A Common Stock has not occurred. A determination by the Board of Directors (or such committee of the Board of Directors), acting reasonably and in good faith, that shares of Class B Common Stock have been converted into shares of Class A Common Stock pursuant to this Article IV shall be conclusive.

f. No Further Issuance. Except for the issuance of shares of Class B Common Stock issuable to TS or the Founder at the Effective Time, a dividend payable in accordance with Section 4 of Article Fourth, or a reclassification, subdivision or combination in accordance with Section 6 of Article Fourth, the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock.

4. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends of cash, property or shares of capital stock of the Corporation on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable.

5. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

6. If the Corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as applicable, have been subdivided or combined.

C.	PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in this Certificate of Incorporation and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions of such series, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by applicable law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by applicable law or as shall expressly be granted by this Certificate of Incorporation (including any Certificate of Designation), holders of any series of Preferred Stock shall not be entitled to any voting power in respect of such Preferred Stock.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation, it is further provided that:

A.   Except as otherwise expressly provided by the DGCL, this Certificate of Incorporation or the Stockholders Agreement, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B. Each director shall hold office until his or her successor is duly elected or designated and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director.

C. Subject to the Stockholders Agreement, and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, with or without cause, but only by the Required Vote.

D. Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by applicable law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term to which such director shall have been appointed or until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph A of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, the adoption, amendment or repeal of the Bylaws by the stockholders of the Corporation shall require the Required Vote.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

H. The name and mailing address of each person who is to serve as an initial director of the Corporation until the first annual meeting of stockholders following the effectiveness of the filing of this Certificate of Incorporation or until his or her successor is duly elected and qualified, are set forth below:

Name	Mailing Address
Thomas F. Shannon	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Brett I. Parker	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Michael J. Angelakis	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
George Barrios	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Robert J. Bass	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Sandeep Mathrani	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Rachael A. Wagner	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
Michelle Wilson	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036
John A. Young	c/o Bowlero Corp. 222 West 44th Street New York, NY 10036

ARTICLE VI
STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Time, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, the Secretary shall call special meetings of the stockholders of the Corporation, for any purpose or purposes, only upon request of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by or upon the request of any other person or persons; provided, that prior to the Voting Threshold Time, the Secretary shall call a special meeting of the stockholders of the Corporation upon the request of stockholders of the Corporation collectively holding a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

D. “Required Vote” means: (a) prior to the Voting Threshold Time, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors and (b) from and after the Voting Threshold Time, the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors.

E. “Voting Threshold Time” means the first time on which the issued and outstanding shares of Class B Common Stock represent less than fifty percent (50%) of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

ARTICLE VII
INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE VIII
OPPORTUNITIES

A. In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of Atairos and its Related Parties may serve as directors of the Corporation and its Related Parties, and (ii) Atairos and its Related Parties may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and its Related Parties, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Related Parties, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation and its Related Parties with respect to certain classes or categories of business opportunities as they may involve (x) Atairos and its Related Parties and (y) any person or entity who, while a stockholder or director of the Corporation or any of its Related Parties, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Atairos and its Related Parties (each of the persons identified in the foregoing clauses (x) and (y), an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Related Parties and its and their respective stockholders, directors, officers, and agents in connection therewith, on the other. To the fullest extent permitted by applicable law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person (i) shall have the right to, and shall have no duty (contractual, fiduciary or otherwise, whether at law or in equity) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Related Parties or deemed to be competing with the Corporation or any of its Related Parties, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Related Party (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity with no obligation to offer to the Corporation or its subsidiaries or other Related Parties the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Related Parties or directly or indirectly competes with the Corporation or any of its Related Parties.

B. In the event that any Identified Person acquires knowledge of a potential transaction or matter which may be an investment, corporate or business opportunity or prospective economic or competitive advantage in which the Corporation or its Related Parties could have an interest or expectancy (contractual, equitable or otherwise) (a “Competitive Opportunity”) or otherwise is then exploiting any Competitive Opportunity, to the fullest extent permitted under the DGCL and notwithstanding any other duty existing at law or in equity, the Corporation and its Related Parties will have no interest in, and no expectation (contractual, equitable or otherwise) that such Competitive Opportunity be offered to it. To the fullest extent permitted by applicable law, any such interest or expectation (contractual, equitable or otherwise) is hereby renounced so that such Identified Person shall (i) have no duty to communicate or present such Competitive Opportunity to the Corporation or its Related Parties, (ii) have the right to either hold any such Competitive Opportunity for such Identified Person’s own account and benefit or the account of the former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Related Parties, members, financing sources, investors, direct or indirect managers, general or limited partners or assignees of any Identified Person or to direct, recommend, assign or otherwise transfer such Competitive Opportunity to persons or entities other than the Corporation or any of its subsidiaries, Related Parties or direct or indirect equity holders and (iii) notwithstanding any provision in this Certificate of Incorporation to the contrary, not be obligated or liable to the Corporation, any stockholder, director or officer of the Corporation or any other person or entity by reason of the fact that such Identified Person, directly or indirectly, took any of the actions noted in the immediately preceding clause (ii), pursued or acquired such Competitive Opportunity for itself or any other person or entity or failed to communicate or present such Competitive Opportunity to the Corporation or its Related Parties.

C. In the event of a conflict or other inconsistency between this Article VIII and any other Article or provision of this Certificate of Incorporation, this Article VIII shall prevail under all circumstances. Notwithstanding anything to the contrary in this Certificate of Incorporation, (i) the provisions of this Article VIII shall apply only to (or result in or be deemed to result in a limitation or elimination of any duty (contractual, fiduciary or otherwise, whether at law or in equity) owed by) any non-employee director of the Corporation or any of its subsidiaries, irrespective of whether such non-employee director otherwise would be an Identified Person, and any Competitive Opportunity waived or renounced by any person or entity pursuant to such other provisions of this Article VIII shall be expressly reserved and maintained by such person or entity, as applicable (and shall not be waived or renounced) and (ii) the provisions of this Article VIII (other than this paragraph C of this Article VIII) shall not apply to, and shall not result in the renunciation by the Corporation or any of its subsidiaries of any interest or expectancy in a Competitive Opportunity with respect to, an Identified Person who (a) first identified the applicable Competitive Opportunity through the disclosure of the Corporation’s or any of its subsidiaries’ confidential information in circumstances in which the Corporation had a reasonable expectation that such information would be held in confidence or (b) who is first offered the applicable Competitive Opportunity (including any opportunity in respect of any Competitive Business) that is expressly offered to him or her in writing in his or her capacity as a director of the Corporation. “Competitive Business” shall mean the business of owning, leasing and operating retail bowling centers anywhere in the United States or any other country in which the Corporation or any of its subsidiaries operates.

D. For the avoidance of doubt, subject to paragraph C of this Article VIII, this Article VIII is intended to constitute, with respect to the Identified Persons, a disclaimer and renunciation, to the fullest extent permitted under Section 122(17) of the DGCL, of any right of the Corporation or any of its Related Parties with respect to the matters set forth in this Article VIII, and this Article VIII shall be construed to effect such disclaimer and renunciation to the fullest extent permitted under the DGCL.

E. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article VIII, “Related Party” shall mean (a) with respect to Atairos, any person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with Atairos, but excluding (x) the Corporation, and (y) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (b) in respect of the Corporation, any person or entity that, directly or indirectly, is controlled by the Corporation.

ARTICLE IX
DIRECTOR LIABILITY

To the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or amendment or modification of this Article IX (including by changes in applicable law), or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and shall not adversely affect any limitation on the personal liability of any director of the Corporation with respect to acts or omissions occurring prior to the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

ARTICLE X
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation (including any Certificate of Designation) or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).  Notwithstanding anything contrary in the foregoing, this paragraph shall not apply to claims arising under the Securities Act of 1933 (as amended) (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

ARTICLE XI
DGCL SECTION 203

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B. Notwithstanding the foregoing, the Corporation shall not engage in any business combination, at any point in time at which the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1. prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

2. upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by: (i) persons who are directors and also officers; or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

3. at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C. The restrictions contained in this Article XI shall not apply if:

1. a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

2. the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence of this Section C.2 of this Article XI; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the prior sentence of this Section C.2 of this Article XI.

D. Notwithstanding anything to the contrary in this Certificate of Incorporation, solely for purposes of this Article XI, the term:

1. “Affiliate” shall mean, with respect to any person, any other person or entity that directly, or indirectly through one or more intermediaries, is controlled by, controls or is under common control with such person; provided, however, that “Affiliates” of Atairos shall be limited to A-B Parent LLC and its Permitted Transferees (as such term is defined in the Stockholders Agreement).

2. “associate”, when used to indicate a relationship with any person, shall mean: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3. “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, shall mean:

a. any merger or consolidation of the Corporation (other than a merger effected pursuant to Sections 253 or 267 the DGCL) or any direct or indirect majority-owned subsidiary of the Corporation: (i) with the interested stockholder; or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section B of this Article XI is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g), Section 253 or Section 267 of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) – (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a)-(d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4. “control”, including the terms “controlling”, “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5. “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the Corporation; or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; or (iii) an Affiliate or associate of any such person described in clauses (i) and (ii); provided, however, that the term “interested stockholder” shall not include: (1) (A) each Bowlero Legacy Stockholder, (B) each of their respective Affiliates and successors and (C) any “group”, and any member of any such group, to which any such persons described in clauses (A) or (B) are a party under Rule 13d-5 of the Exchange Act or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that, for purposes of this clause (2), such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

6. “owner”, including the terms “own” and “owned”, when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

a. beneficially owns such stock, directly or indirectly; or

b. has: (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

7. “person” means any individual, corporation, partnership, unincorporated association or other entity.

8. “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

9. “voting stock” means stock of any class or series entitled to vote generally in the election of directors. Every reference to an owner’s percentage of voting stock in this Article XI shall refer to the percentage of the total voting power of all outstanding stock (or all outstanding voting stock of the relevant class) to which such owner is entitled.

ARTICLE XII
AMENDMENTS

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law and subject to the Stockholders Agreement, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Section B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by applicable law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation this ___ day of _________, 2021.

Name
Title:

[Signature Page to Certificate of Incorporation]

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